Exhibit (a)(1)(C)

FORM OF EMAIL TO ELIGIBLE PARTICIPANTS FROM STOCK PLAN ADMINISTRATOR REGARDING OFFER TO PURCHASE

Stock Option Repurchase Program

Earlier today, Avid announced a stock option repurchase program. This program will allow you to sell your vested and unvested outstanding options with exercise prices equal to or greater than $40.00 per share to Avid. The amount that we are offering to pay for the repurchase of each option is:

•	$1.50 per share for options with exercise prices greater than or equal to $40.00 and less than $50.00 per share; and

•	$1.00 per share for options with exercise prices of $50.00 per share or higher.

The program commenced on May 18, 2009 and is scheduled to end at 5:00 p.m. (Eastern Time), on Tuesday, June 16, 2009 (unless otherwise extended) and is subject to numerous terms and conditions, which are contained in the Schedule TO that we filed with the Securities and Exchange Commission today. A copy of the Schedule TO and the offering materials can also be found on the Avid intranet site at

http://tewk-epprod.global.avidww.com:54000/irj/portal/OptionProgram. We encourage you to review the Schedule TO, including its exhibits and other offering materials before deciding to participate in the program.

Your personal election form is included as part of this email. The personal election form includes specific information about your current outstanding employee stock options that are eligible for repurchase. If after reviewing the offering materials, you choose to participate in the program, you must complete and sign your election form and return it to the stock plan administrator before the offer expiration date of 5:00 p.m. (Eastern Time), on Tuesday, June 16, 2009 (unless otherwise extended). You may deliver your signed and completed form by:

•	Scan and email: optionex@avid.com

•	Fax: +1 (978) 548-4691 or +1 (978) 851-9625

•	Mail: Avid, One Park West, Tewksbury, MA 01876, Attention: Stock Plan Administration, Bldg. 1 Please do not use interoffice mail for your Election Form

In addition, a change/withdrawal notice is also available on the Avid intranet site at

http://tewk-epprod.global.avidww.com:54000/irj/portal/OptionProgram or upon request from Stock Plan Administration (phone: +1 (978) 640-5190; or email: optionex@avid.com). You will need to complete this form only if you decide to change or withdraw a previously submitted election form.

Avid makes no recommendations as to whether or not you should participate in the stock option repurchase program. The decision to participate in this program is an individual one that should be based on a variety of factors. You should consult your personal advisors about your personal financial or tax circumstances.

If you have any questions regarding the stock option repurchase program or the offering materials, please contact Stock Plan Administration by email at optionex@avid.com or by telephone at +1 (978) 640-5190.